[Letterhead of Jefferies Group, Inc.]
September 8, 2010
Via EDGAR — CORRES
Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	Jefferies Group Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed February 26, 2010 File Number 001-14947
Dear Mr. Woody:
     Reference is made to the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Annual Report on Form 10-K in the letter dated July 27, 2010, addressed to Mr. Peregrine C. Broadbent, Chief Financial Officer of Jefferies Group, Inc.
     Comment 3 from the comment letter is copied below in italics for your reference, and is followed by our response. The captions below correspond to those used in the comment letter.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
(1) Organization and Summary of Significant Accounting Policies
Securities Borrowed and Securities Loaned, page 63
3.	We note your disclosure that a substantial portion of your interest revenues and interest expenses result from matched book activity. Please quantify for us, and consider disclosing in future filings, the amount of interest revenue and interest expense generated by this activity. Please provide this information for the year ended December 31, 2009 and for all complete[d] quarterly periods during 2010.

Interest income and interest expense associated with all of our securities borrowed and securities loaned activity for the year ended December 31, 2009 was $85.4 million and $67.1 million, respectively. Interest income recognized in the three months ended March 31, 2010 and May 31, 2010 was $9.2 million and $3.2 million, respectively; and interest expense recognized for these respective periods was $9.2 million and $1.3 million. Interest income recognized for the five months ended May 31, 2010 was $9.3 million and interest expense recognized for the five months ended May 31, 2010 was $7.0 million.

Given the amounts are not significant, we will remove the reference regarding the level of interest income and interest expense generated by our securities financing matched book activity in future filings.

As noted from the fluctuations in Interest income and Interest expense from 2009 to 2010, during the third quarter of 2010, we identified that total Interest income for the three months ended March 31, 2010 and for the three months ended May 31, 2010 was understated by $5.6 million and $24.9 million, respectively. Total Interest expense for the three months ended March 31, 2010 and for the three months ended May 31, 2010 was also understated by $5.6 million and $24.9 million, respectively. An error in intercompany elimination entries resulted in Interest income and Interest expense for the periods being understated by an equal and offsetting amount; accordingly, there is no impact on Net revenues or Net income for the three months ended March 31, 2010 and May 31, 2010 as a result of the misstatements.

We have evaluated the misstatements, using both quantitative and qualitative factors pursuant to guidance in Staff Accounting Bulletin Topic 1.M, Materiality, and determined that the impact is not material to the previously presented periods. Under the guidance contained in Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, we have determined to treat this immaterial misstatement as a correction of an error in previously issued financial statements. Interest income and Interest expense for the eight months ended August 31, 2010 included in our Quarterly Report on Form 10-Q will be adjusted to reflect the correction of this matter. Financial statements including presentation of periods for the three months ended March 31, 2010 and May 31, 2010 will include Interest income and Interest expense adjusted for this correction in future filings.

The misstatements were due to a control deficiency in our review of changes to our intercompany elimination process and a control deficiency in our timely review of Interest income and Interest expense on a gross basis. We have concluded that the control deficiencies are not indicative of a material weakness based on our assessment of both quantitative and qualitative factors. This occurrence did not result in a material misstatement of the financial statements, and we have determined that no other instances of this type of misstatement exist.

We have discussed our conclusions and this response with our independent registered public accounting firm, Deloitte & Touche LLP.
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact the undersigned at 310-914-1373 with any questions.

Sincerely,

/s/ Roland T. Kelly

Roland T. Kelly
Assistant Secretary